EXHIBIT 99.2
Section B — Copy to be published in the Annexes to the Belgian Official Gazette after filing of the deed with the registry
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Filing Information
Filed / Received on: 23 July 2026
Registry: at the registry of the French-speaking Enterprise Court of Brussels
Enterprise No.: 1011 751 174
Name (in full): Titan America
Legal form: Public limited company (Société anonyme)
Full registered office address: 1000 Brussels, Place Sainte-Gudule 14
Subject of the deed: Renewal of directors
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Extract from the Minutes of the General Meeting of Shareholders dated 5 May 2026
The Annual General Meeting approved the following appointment and renewal of the mandates of the members of the Board of Directors:
–Renewal of the mandate of Mr. James William Bachmann as independent director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.
–Renewal of the mandate of Mr. Marcel Constantin Cobuz as director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.
–Renewal of the mandate of Mr. Michael Colakides as director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.
–Renewal of the mandate of Ms. Sandra Maria Soares Santos as independent director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.
–Renewal of the mandate of Mr. Willem Jozef L. Van Der Smissen as independent director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.
–Renewal of the mandate of Mr. Vassilios Zarkalis as director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.
–Appointment of Ms. Evangelia Kostakis as independent director of the Company for a term of one year, expiring at the close of the annual general meeting of shareholders to be held in 2027.

EXHIBIT 99.2
Power of Attorney
The Annual General Meeting granted a power of attorney to Jan Moriaux, Michael Colakides, Vassilios (Bill) Zarkalis, John Christy, Lawrence (Larry) Wilt, Grigorios Dikaios, Nikolaos Andreadis, as well as to Sophie Rutten, Jasper Clarys and Susana Gonzales, or to any other lawyer or partner of Allen Overy Shearman Sterling (Belgium) LLP, each acting independently, for the purpose of drafting, executing and signing all documents, instruments, deeds and formalities and giving all instructions necessary or useful for the implementation of the aforementioned resolutions, including, but not limited to, the filing of the annual accounts closed as at 31 December 2025, together with the related annual report and the report of the statutory auditor, with the National Bank of Belgium, the (re)appointment of the directors of the Company, and the completion of the necessary publicity formalities, with the right of delegation.
Susana Gonzalez Melon
Authorised Representative (Mandataire)
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To be indicated on the last page of Section B:
Front side: Name and capacity of the officiating notary or of the person or persons authorised to represent the legal entity vis-à-vis third parties.
Reverse side: Name and signature (not applicable to “Mention” type deeds).
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This is an unofficial English translation of a French-language document prepared for reference purposes.